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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantum Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1911 Hillandale Rd Ste 1020
(No. and Street)

Durham (City) | No Carolina (State) | 27705 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RGNC&S, Certified Public Accountants PLLC
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Road	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Syphers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantum Capital, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUANTUM CAPITAL, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Quantum Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Quantum Capital, LLC (the "Company") as of December 31, 2019 and the related statement of operations, changes in members' equity, and cash flows for the year ended December 31, 2019, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of Quantum Capital, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3 as contained on pages 10 and 11, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3, is fairly stated in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2019.
Woodbury, New York
February 25, 2020

QUANTUM CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	7,617
Prepaid expenses		2,782
Total assets	$	10,399

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	729
Total liabilities		729
Members' equity		9,670
Total liabilities and members' equity	$	10,399

The accompanying notes are an intergral part of these financial statements

QUANTUM CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:	
Mutual fund income	462
Operating Expenses:	
Communication/Email expense	1,372
Professional fees	5,698
Rent	1,200
Regulatory fees	4,152
Fidelity Bond	680
Other expenses	786
Total expenses	13,888
Net (Loss)	$ (13,426)

The accompanying notes are an intergral part of these financial statements

QUANTUM CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

Balance, December 31, 2019	$	9,646
Contributions		13,450
Net (Loss)		(13,426)
Balance, December 31, 2019	$	9,670

The accompanying notes are an intergral part of these financial statements

QUANTUM CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:		
Net (Loss)	$	(13,426)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities:		
(Increase) decrease in:		
Prepaid expenses		(280)
Increase (decrease) in:		
Accounts payable and accrued expenses		114
Net cash used in operating activities		(13,592)
Cash flows from financing activities:		
Contributions		13,450
Net cash provided by financing activities		13,450
Net decrease in cash		(141)
Cash, beginning of year		7,759
Cash, end of year	$	7,617
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest and taxes	$	-

The accompanying notes are an intergral part of these financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

Quantum Capital, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company is a North Carolina Limited Liability Company. The company provides Investment Banking Services and sales of Mutual Funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The following is a summary of the significant accounting policies followed by the Company.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment

There was no depreciation expense for the year ended December 31, 2019. The assets are fully depreciated.

Revenue Recognition Standard ASC-606

In May 2104, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers." This standard along with its related amendments, requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Financial Accounting Standards Board (FASB) issued (ASU) No. 2015-14 that deferred the effective date until annual periods beginning after December 15, 2019. Earlier adoption is permitted subject to certain limitations. The Financial Accounting Standards Board (FASB) allows two adoption methods under ASC 606. Companies are permitted to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through cumulative adjustment. The Company believes that it will not have a material impact on its financial statements.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prepaid Expenses

In December the firm prepaid its 2020 registration renewal fees of $ 2,782.00 to FINRA.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2018.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company incurred expenses for rent in the amount of $1,200 to a related party, which is a company with common ownership, for the year ended December 31, 2019.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $ 6,913 which was $1,913, in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .11 to 1.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times, may exceed federally insured limits.

The company earns revenue from investment banking and consulting. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion of a transaction.

The concentration of revenue in 2019 was one hundred percent (100%) attributable to the Company receiving fees from one mutual fund.

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2019 the carrying amounts reported in the balance sheet for cash, prepaid expenses, and accrued expenses approximate fair value based on the short-term maturity of these instruments.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Lease

Our offices are located on 1911 Hillandale Road, Suite 1020 Durham, NC 27705. The Company leases approximately 145 square feet of these facilities from a related third party for approximately $100 per month base rent, all utilities except telephone are included under the agreement. The agreement is on a month to month basis with no expiration date. Therefore no minimum future lease payments are applicable for disclosure.

NOTE 8 – NEW ACCOUNTING PRONOUNCEMENTS

In 2018, the Financial Accounting Standards Board ("FASB") adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning after December 15, 2018.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

NOTE 9 – SUBSEQUENT EVENTS

We have evaluated subsequent events through February 18, 2020, the date the financial statements were available to be issued. As of January 1, 2020 the current CEO has retired. He has transferred his ninety six percent (96%) of his stock to the existing CCO, and the existing CCO is now also the CEO.

QUANTUM CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2019

Net capital computation:

Total members' equity	$	9,670
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		2,782
Net capital before haircuts on securities positions		6,888
Required minimum capital required under SEC Rule 15c3-1		5,000
Excess net capital	$	1,888

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	728.6
Ratio of aggregate indebtedness to net capital	0.011to 1

Reconciliation:

Net capital, per unaudited December 31, 2019 FOCUS report, as filed	$	6,913
Net audit adjustments		(25)
Net capital, per December 31, 2019 audited report, as filed	$	6,888

Statement Pursuant to Paragraph (d)(4) of

No material differences exist between the net capital computation above and the computation of net capital per the FOCUS report as reported . on the Company's unaudited Form X-17A-5 Part IIA filing at December31, 2019.

The accompanying notes are an intergral part of these financial statements

SUPPLEMENTARY INFORMATION

RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Quantum Capital, LLC

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Quantum Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Quantum Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Quantum Capital, LLC stated that Quantum Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Quantum Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quantum Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

February 25, 2020

Quantum Capital, LLC is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i) i.e.., limited business (investment banking).

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

Quantum Capital, LLC
1911 Hillandale Road
Ste 1020
Durham, NC 27705-2666

February 18, 2020

Exemption Report

RE: Quantum Capital, LLC. year end 2018 Certified Audit

Quantum Capital, LLC. is operating under the (k)(2)(i) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The broker dealer does not hold customer securities or take in any customer funds; therefore to our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X

Scott Syphers
CEO